# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: A SPAC II Acquisition Corp., CIK 0001876716
CUSIP: G0543H109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: A SPAC II Acquisition Corp., 289 Beach Road #03-01, Singapore, Singapore (U0), 199552
Date of event which requires filing of this statement: 07/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001919181

## Reporting persons
- Anson Chan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) On July 7, 2025, Anson Chan sold to Yip Tsz Yan his interest in A SPAC II (Holdings) Corp. As of the date of this report, Anson Chan no longer holds any equity interests in A SPAC II (Holdings) Corp. and therefore no longer shares the voting or dispositive power over the shares held by A SPAC II (Holdings) Corp.

## Item 1. Issuer
Name of issuer: A SPAC II Acquisition Corp.
Address of issuer's principal executive offices: A SPAC II Acquisition Corp. 289 Beach Road #03-01 Singapore, 199552

## Item 2. Person Filing
Name of person filing: Anson Chan
Address of principal business office or, if none, residence: c/o A SPAC II Acquisition Corp. 289 Beach Road #03-01 Singapore, 199552
Citizenship: Anson Chan - Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Anson Chan - 0 ordinary shares.
Percent of class: Anson Chan - 0%
Sole power to vote or to direct the vote: Anson Chan - 0 ordinary shares; and
Shared power to vote or to direct the vote: Anson Chan - 0 shares; and
Sole power to dispose or to direct the disposition: Anson Chan - 0 shares; and
Shared power to dispose or to direct the disposition: Anson Chan - 0 shares; and

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Anson Chan: /s/ Anson Chan, Anson Chan (07/28/2025)